Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HORTON CAPITAL PARTNERS FUND, LP

Sale of Common Stock	(3,209)	2.59	05/15/2025
Sale of Common Stock	(5,145)	2.53	05/16/2025
Sale of Common Stock	(7,899)	2.57	05/20/2025
Sale of Common Stock	(25,000)	2.59	05/21/2025
Sale of Common Stock	(16,659)	2.51	05/22/2015
Sale of Common Stock	(7,506)	2.51	05/23/2025
Sale of Common Stock	(26,651)	2.75	05/27/2025
Sale of Common Stock	(6,196)	2.74	05/28/2025
Sale of Common Stock	(13,418)	2.77	05/29/2025
Sale of Common Stock	(7,067)	2.78	05/30/2025
Sale of Common Stock	(7,143)	2.79	06/03/2025
Sale of Common Stock	(85,000)	3.16	06/04/2025
Sale of Common Stock	(26,026)	3.15	06/05/2025
Purchase of Common Stock	900	3.24	06/06/2025
Sale of Common Stock	(21,537)	3.21	06/06/2025